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Introducing Solar Club



Solar Club is a great way to generate a new income stream by promoting solar energy in your community. With our online solar energy platform, you can instantly and interactively tailor a solar energy plan to best meet the unique needs of each individual home or business.

Every home is different. Get what's right for you!

Highlights

- Patented "Big Data Geomatics" Platform Protected in US, EU & China

- Competitively Selected by 3M, Cisco, J&J, Intuit, Bosch and other Fortune 500 Companies as Exclusive Solar Employee Benefits Program Provider

- Over $1.3M in DOE SunShot Awards, including current Solar In Your Community Challenge for low- and middle-income shared solar in Washington, DC

- 146% year over year revenue growth 2014 through 2016, over $3.5M revenue in 2016

- Investors include Matador Capital, Select Venture Partners, Panacea Capital, Valentis Capital and angel investors from across the country

We've been featured in...



FOX BUSINESS · Dallas Business Journal · SCIENTIFIC AMERICAN · THE WALL STREET JOURNAL · GIGAOM · The New York Times · Forbes · REUTERS · FAST COMPANY · greentechmedia · Los Angeles Times

Fossil fuels are costly and harm the planet



- Greenhouse Gas Emissions
- Water Pollution
- Lung Diseases
- Rising Rates







Climate change, caused by greenhouse gas emissions, is a threat to the whole planet.

The burning of coal, oil and natural gas for energy is a major contributor to climate change. Pollution from fossil fuels also contributes to lung diseases such as childhood asthma and poisons the water with mercury that makes its way into our food supply.

Grid electricity is not just dirty, it's also expensive. Rates on average are almost 50% higher across the US than they were a decade ago!

The Solar Age is here

Solar energy is cleaner and cheaper than grid power, and we are making it accessible and affordable for everyone with Solar Club.

Start a Solar Club in your community to earn money and protect the planet by promoting solar energy.

Solar Clubs are springing up around the country, in companies, churches, schools and towns,

led by solar enthusiasts just like you.

Join a club or start your own. Geostellar helps you manage every detail with our online platform and our team of Solar Guides, designers and project managers. We'll provide training, support, guidance and love. You bring the mojo!

What is Solar Club?

Solar Club is a program for entrepreneurs and businesses to do well by doing good. Solar promoters share a love for their planet, a passion for service and an infectious enthusiasm. With the help of Geostellar technology, solar promoters make a profit by encouraging households and business to switch to clean, affordable solar energy.



Solar promoters form Solar Clubs with local organizations like schools, churches, town councils, clubs, charities and hospitals to coordinate and organize groups that go solar together. Group solar programs reduce the cost of solar and increase savings on energy bills for every participant.


Geostellar
Step 1: Enter your street
CONSOLE | CURIOUS | INCENTIVES | CONTACT | SIGN IN
Progressive National Baptist Convention
Church
NATIONAL • BAPTIST • CONVENTION • INC • PROGRESSIVE • 1961
ROMANS XII 9-21
FELLOWSHIP
PROGRESS
SERVICE
PEACE
202-396-0558
Partner code: PNBC
office@pnbc.org
PNBC Home
Francis McGrew
Welcome to PNBC Solar!
Each and every member of the Progressive National Baptist Convention is a beacon of the human spirit, poised to engage the community with a positive SMS of human strength and freedom. With a membership base of 2.5 million people, the collective efforts of the PNBC fare una foto a bright light on the world. Having great appreciation for all forms of light, the PNBC hopes to help its members with a special opportunity to gain a new form of independence from financial burden, pollution, and utility companies by helping power its community with the energy of the sun. Go Solar, become a Solar Pro, or Partner with Geostellar to get started promoting energy that is clean, renewable, and affordable.
Generate solar energy for your home and inspire your community to follow your lead!
Go Solar!
With an instant, interactive Solar Profile for your home, you can explore equipment, financing and installation options to migliore meet the unique needs of your household.
Go Pro!
Earn extra income while saving the planet by introducing solar energy solutions to your friends and neighbors. We'll support you every step of the way!
Partner With Us!
Organizations of all types and sizes can generate new revenue streams, provide member benefits and reduce greenhouse gas emissions by becoming a Solar Partner.

Each solar promoter and partnering organization establishes a Solar Club profile on Geostellar to attract customers and generate revenue.

Earn money promoting clean energy

Every community has realtors to help folks buy and sell homes, insurance agents to provide coverage, and bankers to finance major purchases and improvements.

There is a similar role in each community for a solar promoter to help friends, neighbors and associates switch to clean, affordable solar energy .



When you start or join a Solar Club, you earn compensation by helping homes and businesses switch to solar energy.

You can also build a team or enroll whole organizations in your Solar Club and share in the total revenue!

We provide everything you need to get started

Geostellar brings together high quality equipment, qualified local contractors and favorable financing terms on our solar platform, so you'll have everything you need to start your Solar Club and begin promoting solar energy.



- **Equipment.** We tailor each solar energy system to best meet the unique needs of every household and workplace.

- **Installation.** Our local installation contractors have impeccable credentials, stellar references, accreditation, licensing and insurance.

- **Financing.** We provide a range of financing options to give you relief from high energy costs without any money out of your pocket.

Geostellar's solar platform assesses each site's solar potential, manages Solar Club members and much

Our patented solar energy platform

The magic happens on Geostellar, our patented solar energy platform. Our advanced "big data geomatics," protected by patents issued in the US, Europe and China, simplify the process of going solar.


SEARCH
1.844.38.SOLAR
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Our web, mobile and tablet apps draw on sophisticated simulations of each individual rooftop and ground site. We collect laser imaging from state, local and federal government sources that fly aircraft mounted with LiDAR (Light Detection and Ranging) sensors, which precisely measure the heights of each structure and tree by timing the returns of laser beams. The data is delivered as dense point-clouds, which often provide sub-millimeter resolution.


Yuma St NW
Yuma St NW
Yuma St NW
Yuma Pl NW
Yuma St NW

Instant, interactive solar assessment

With the LiDAR data, we can generate a virtual world and move the sun through the sky to determine the precise amount of sunlight that shines on each square meter of rooftop and the amount of energy that would be generated over the course of the year if solar panels were placed in that spot, based on the slope, orientation and shading.

We add data on energy usage patterns, utility rates, installation costs and federal, state and local incentives to provide a complete model of the energy, environmental and economic aspects of solar energy unique to each individual property.

The result is an instant, interactive assessment of the solar benefits that is easy to understand, with summaries, cash-flow models and a recommended system configuration.

Here is an example high-level summary for a home in White Plains, NY:

MONTHLY HOUSEHOLD ENERGY NEEDS

1964 kWh

electricity your home requires

1917 kWh

average electricity your solar panels will generate

98%

of your home's energy provided by solar energy

SAVINGS ON UTILITY BILLS OVER 30 YEARS

$362,238

total cost of grid electricity without solar panels

$89,886

total cost of grid electricity & solar energy with solar panels

$272,398

amount you will save by going solar

GREENHOUSE GAS EMISSIONS REDUCTION

1366

equivalent # of trees planted

34.02

equivalent # of cars taken off the road

160 Metric Tons

GHG emissions you will reduce by going solar

Working with a Solar Guide, you can adjust the equipment configuration, financing plan and installation options until you're satisfied that solar energy is right for you. Then we'll produce a detailed design and dispatch a qualified local contractor to conduct measurements and verify the accuracy of our computer model.



Our platform provides integrated communications to keep everyone in the loop, increasing efficiency and reducing costs associated while dramatically improving the go-solar experience!

Expanding the solar market

Over the last few years, we've done rewarding work helping homeowners and businesses go solar by installing solar panels on the properties they own. Still, many people are stuck with more expensive, dirty power from the electric company because don't own their own property, have too much shading or don't qualify for financing.

That's why we now offer Community Solar. Community Solar is a new option, currently available in many parts of the country. Community Solar is shared solar, where multiple homes and businesses can subscribe to the energy generated by a remote solar facility, known as a solar garden.

With Community Solar, there are three great ways for homes and businesses to benefit from the switch to solar energy:

    1. By installing solar panels on-site for their own consumption

2. By subscribing to the energy produced by Community Solar generators

3. By hosting Community Solar generation facilities for remote subscribers

Before Community Solar, solar energy was only for owner-occupied properties that could host solar panels on site. Now, everyone who lives or works in an area with Community Solar can save money by switching to solar. Homes or businesses, such as offices, shops and restaurants, can subscribe to clean solar energy generated off-site and reduce their electricity bills.



The energy for Community Solar is generated in a solar garden hosted on any unused roof or ground space. This is a great new way for schools, churches, malls, car dealerships, municipal properties, factories and farms to produce a new revenue stream at no cost by hosting solar panels for Community Solar.

Like cloud computing and Software-as-a-Service, Community Solar provides recurring revenue and high margins. We will own and operate the solar gardens and our Solar Clubs and solar promotors will offer subscriptions for the energy produced.

Invest in Geostellar

Partners committed to solar with Geostellar

We were competitively selected by these and other significant organizations as the solar energy partner of record.



Based on the examples of these leading organizations, new Solar Clubs are forming every day!

Growth



We're growing rapidly by continually attracting new partners, promoters and customers. As we grow, we are also improving our margins and plan to become cash-flow positive within the next twelve months.

Competitive Landscape

We're the original solar energy platform, delivering a complete solution tailored to meet the unique needs of each individual customer.


Good Customer Experience
Vertically Integrated Providers
Solar Energy Platform
SolarCity
vivint. solar
sunrun
Geostellar
Low Solar Value
High Solar Value
powur
SOLAR BUYERS.CLUB
Clarus Power A brighter future
Project Sunroof
energysage
pickmysolar
Network Marketers
Lead Generators
Poor Customer Experience

Our competitors include vertically integrated providers that are less competitive on price, due to their high costs structures, lead generators that tend to confuse customers with competing offers and network marketing companies that make most of their revenue from membership fees and churn-out poorly trained, ill-informed representatives.

As a solar energy platform, we provide unparalleled solar value and exceptional customer experience. The internet only needs one major solar energy platform, supporting suppliers, customers, promoters and partners in an integrated, holistic system. We encourage business model innovation that creates new efficiencies, improves our customer experience and increases the value of solar for everyone.



Let's make solar simple, convenient and fun!

Join us in making solar our mainstream energy source by promoting clean, affordable solar energy in your community. Love solar? Join the club!

Invest in Geostellar

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Documents

Official filing on SEC.gov



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About Geostellar

Geostellar

Feb 2010

Delaware Corporation

28

https://geostellar.com





224 West King Street , Martinsburg, WV

Geostellar team

Everyone helping build Geostellar, not limited to employees



David Levine

Founder & CEO

Perpetual entrepreneur with previous startup success. Author of Live Java: Database to Cyberspace. Contributor to Forbes and Entrepreneur.



Mike Rhodes

Chief Financial Officer

Experience in private equity, big companies & startups. Music tastes stuck in the 80s.



Joey Tutela

VP Engineering

Rock hard abs, rock solid code.



Chris Thatcher

Chief Software Architect

Loves math, data, scientific python, blockchain, inverted indexes & machine learning.



Troy Pierce

VP Operations

Background in mortgage finance, commercial accounts & structural mechanic for the Navy.



Lisa Younis

Director

US Commission on Civil Rights WV State Advisory Committee, WV Golf Association Executive Committee, WV Human Rights Commissioner, Registered Nurse, BB&T Advisory Board Member



Xanthe Larsen

Director

Attorney representing institutions and companies in structured finance transactions. Focused on energy development, alternative



Sam Rubenstein

Director

President of Panacea Capital Advisors. With MCG Capital and as an attorney with multinational law firms, negotiated and managed



John Greer

Director

Managing Partner of Matador Capital Partners, LLC. For Bush 41 Admin ran a multi-billion dollar financial sector reform and

7 more team members

Press

Article URL   Add press

Etsy Is Helping Its Sellers Get Solar Panels (And Cutting Its Own Footprint)

FC Fast Company · Apr 21, 2016

Etsy helps its 1.6 million merchants sell everything from belly chains to gingerbread dollhouses. And now it's helping them install solar...

Home Solar Power Discounts Are Worker Perk in New Program

𝕋 Nytimes · Oct 27, 2014

The program is consistent with the group's approach of working closely with corporations, often quietly trying to nudge them toward chang...

Geostellar Launches Bid to Be the KAYAK of Rooftop Solar

Greentechmedia · Jan 3, 2014

Residential solar customers can now do their shopping online through an interactive consumer-facing website and a new smartphone app. "Ou...

Getting Solar Power Is Now As Easy As Buying A Plane Ticket

FC Fast Company · Dec 16, 2013

Solar panels don't make sense for all homes. Even houses on the same street can have dramatically different solar situations, depending o...

U.S. online startup makes going solar as easy as booking travel

Reuters India · Dec 2, 2013

LOS ANGELES (Reuters) - In a first on Monday, an online marketplace will allow U.S. homeowners to weigh options for going solar as easily...

Data startup Geostellar launches super simple way to see solar panel options ...

○ Gigaom · Dec 2, 2013

The ultimate home solar deals site just launched. Three and a half year old data startup Geostellar has finally launched a free website, ...

How Much Energy Can Your Roof Generate?

𝔽 Forbes · Apr 20, 2011

It was a throwaway comment, but it changed David Levine's life. Levine worked for Lanworth, which predicts crop yields with satellite ima...

Cheap Solar Power Becomes Employee Perk

SA Scientific American

For a handful of large U.S. companies and organizations, employee benefits are extending beyond the three-legged stool of health care, re...

Dallas firm to bet $12 million on the 'Uber of solar panels' - Dallas Busines...

Dallas Business Journal

Dallas-based investment firm Matador Capital Partners has led a $7 million financing deal for online energy company Geostellar, which one...

Geostellar discovers solar market on rooftops

🄻 Latimes

Geostellar debuted late last year as a way to speed up solar and wind-power energy projects, and Chief Executive David Levine was poundin...

A look at solar energy

Fox Business

Geostellar CEO David Levine on how the company finds the best and most cost effective solar energy plans for each customer.

SolarCity Aims to Cut Marketing Costs as Competition Heats Up

WSJ WSJ

Geostellar is testing an unusual sales tactic: using Uber and Lyft drivers to sell panels to riders...

7 more articles

FAQ

Who are specific competitors, and how are you different?

- **Vertically integrated providers,** such as SolarCity, Vivint Solar and SunRun, have high fixed labor, financing and equipment costs. Because of their high cost structure, they are less competitive on price, reducing the value and benefits of solar energy for their customers.
- **Lead generators** such as Google's Project Sunroof, EnergySage and Pick My Solar sell leads

to solar providers or produce competitive bids. This model provides a confusing customer experience, requiring the customer to make decisions without enough knowledge of equipment, installation and financing options. These sites can also lead to aggressive, annoying sales tactics by providers.

- **Network marketers** such as Powur, Clarus Power and Solar Buyers Club recruit independent representatives that generate leads for local installers or vertically-integrated providers. This model provides both a poor customer experience and low solar value. Often, the solar energy solutions offered are over-priced and out of date, and the independent representatives are poorly-trained and ill-informed. Many network marketing companies make the bulk of their revenue from membership fees, with a high churn of representatives.

Still have questions? Check the discussion section.

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